Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Cinram Reports First Quarter 2007 Results - DVD Unit Volume Up Nine Per
    Cent

    (All figures in U.S. dollars unless otherwise indicated)

    TORONTO, May 7 /CNW/ - Cinram International Income Fund ("Cinram" or the
"Fund") (TSX: CRW.UN) today reported first quarter revenue of $443.9 million compared with $447.8 million in 2006, and earnings before interest, taxes and amortization (EBITA(1)) of $69.6 million compared with $72.0 million in the first quarter of 2006. Cash flow from operations increased to $119.4 million in the first quarter of 2007 from $83.8 million in the comparable 2006 period.
    "First quarter DVD unit volumes were in line with our expectations and were indicative of our customers' healthy release schedules and the overall strength of the market for DVDs," said Cinram chief executive officer Dave
Rubenstein. "Cinram's first quarter DVD unit volumes were up nine per cent over 2006; however, the positive impact of this increase was offset by lower prices, a decline in our printing business and lower CD volume during the period."
    As a percentage of consolidated sales, first quarter EBITA margins were in line with 2006 at 16 per cent. Excluding unusual items, EBITA decreased to
$70.6 million from $81.7 million in 2006, and margins declined to 16 per cent from 18 per cent in 2006. Cinram's first quarter 2007 EBITA included
$1.0 million of charges related to the February consolidation of distribution and certain warehousing and packaging departments within existing facilities in the United States. By comparison, 2006 first quarter EBITA included charges of $9.7 million primarily related to one-time transaction costs associated with the income trust conversion and facility restructuring charges for the closure of our Commerce, California, facility and CD operations in Louviers,
France.
    In the first quarter, we generated distributable cash of $39.9 million and paid distributions of $40.7 million resulting in a payout ratio of
102 per cent. However, Cinram's first quarter payout ratio is not indicative of our annual payout ratio as distributable cash varies by quarter in line with the seasonal fluctuations in our business.
    Net earnings for the quarter decreased to $7.2 million or $0.12 per unit
(basic) from $8.0 million or $0.14 per share (basic) for the first quarter of
2006.
    "We have made significant strides on the business development front since the beginning of the year, including the acquisition of Ditan Corporation,"
added Rubenstein. "We are aggressively moving forward with our plans to leverage our core competencies and continue to pursue strategic initiatives that will be accretive to our unitholders and which will ensure the long-term growth of our company."
    On April 30, 2007, Cinram acquired substantially all of the assets of
Ditan

Corporation, the leading third-party interactive software and games distribution company in the United States, for $50 million in cash plus additional cash consideration upon the achievement of certain future performance metrics. The Ditan acquisition provides Cinram with a strategic entry point into the growing video game market as well as the opportunity to take advantage of a number of synergies in manufacturing and distribution.

    Product revenue

    First quarter DVD revenue was up seven per cent to $242.0 million from
$225.5 million in 2006 as a result of a nine per cent increase in volume which was driven by a strong release slate for certain of our major customers, which was partially offset by price declines. Cinram also recorded first quarter high-definition disc revenue of $1.9 million.

    <<
    -------------------------------------------------------------------------
                                                 Three months ended March 31
    (in thousands of US$)                           2007                2006
    -------------------------------------------------------------------------
    DVD                               $241,998       55%  $225,481       50%
    High-definition                      1,876         -        66         -
    VHS                                    157         -     3,562        1%
    CD                                  50,511       11%    65,698       15%
    Printing                            38,558        9%    41,975       10%
    Distribution                        77,009       17%    77,376       17%
    Merchandising                       29,235        7%    27,318        6%
    Other                                4,602        1%     6,351        1%
    -------------------------------------------------------------------------
                                      $443,946      100%  $447,827      100%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    CD revenue was down 23 per cent in the first quarter to $50.5 million from $65.7 million in 2006 on a 20 per cent decline in CD unit volumes, a portion of which was related to the closure of our CD manufacturing operations in France in early 2006. Printing revenue for the first quarter declined eight per cent to $38.6 million from $42.0 million in 2006 principally as a result of a change in product mix due to the decline in CD related printing business. We recorded distribution revenue of $77.0 million in the first quarter of 2007 compared with $77.4 million in 2006, and Giant Merchandising's revenue was up seven per cent to $29.2 million from $27.3 million in 2006.

    Geographic revenue

    North American revenue was up two per cent to $333.0 million in the first quarter, compared with $327.0 million in 2006, principally as a result of higher DVD sales which were partially offset by lower CD and printing sales.
North America accounted for 75 per cent of first quarter consolidated revenue compared with 73 per cent in 2006.
    European revenue declined eight per cent in the first quarter of 2007 to
$111.0 million from $120.8 million in 2006 due to a decrease in DVD and CD sales. First quarter European revenue represented 25 per cent of consolidated revenue compared with 27 per cent in the first quarter of 2006.

    Other financial highlights

    Gross profit for the quarter ended March 31, 2007, declined six per cent to $76.5 million from $81.8 million in 2006. The favourable gross profit impact of increased DVD units during the quarter was more than offset by lower
DVD pricing, product mix and a reduction in CD and printing sales. As a percentage of consolidated revenue, first quarter gross profit margins decreased to 17 per cent from 18 per cent in 2006. Amortization expense from capital assets, which is included in the cost of goods sold, decreased to
$35.3 million from $36.8 million in the first quarter of 2006.

    Balance sheet and liquidity

    Cinram's cash and cash equivalent position increased to $197.3 million at quarter end from $152.7 million at December 31, 2006. With debt of
$664.6 million, the Fund had a net debt position of $467.3 million at March
31, 2007, compared with a net debt position of $522.8 million at the end of
2006. Cinram's $150-million revolving line of credit was not used in the first quarter and currently remains undrawn. Working capital decreased to
$265.7 million at March 31, 2007, from $282.5 million at December 31,

2006, as we used funds for capital spending and debt repayments. Subsequent to quarter end, we used $50 million in cash to finance the acquisition of Ditan
Corporation.

    Distributions

    The Fund paid distributions of $40.7 million in the first quarter.
Cinram's current annual distribution policy remains unchanged at C$3.25 per unit, to be paid in monthly distributions of C$0.2708 on or about the 15th day of the month to unitholders of record on the last business day of each previous month.
    The Fund's Trustees declared a cash distribution of C$0.2708 per unit for the month of May 2007, payable on June 15, 2007, to unitholders of record at the close of business on May 31, 2007. Cinram International Limited
Partnership also declared a cash distribution of C$0.2708 per Class B limited partnership unit for the month of May 2007, payable on June 15, 2007, to unitholders of record at the close of business on May 31, 2007.

    Unit repurchase program

    Cinram received regulatory approval and satisfactory amendments to the
Fund's credit facilities on March 30, 2007, enabling it to proceed with the normal course issuer bid (NCIB) that was first announced on March 5, 2007.
Under the NCIB, Cinram may purchase up to a total of 5 million units
(approximately 8% of the "public float") for cancellation through the facilities of the TSX during the 12-month period starting March 30, 2007. The actual number of units which may be purchased pursuant to the NCIB and the timing of any such purchases will be determined by Cinram's management and in accordance with applicable securities legislation. To date, Cinram has not made any purchases under the NCIB as the Fund has been in a blackout period as prescribed by its corporate disclosure policy.

    Unit data

    For the three-month period ended March 31, 2007, the basic weighted average number of units/shares and exchangeable limited partnership units outstanding was 58.4 million compared with 57.3 million in the first quarter of 2006.

    <<
    Reconciliation of EBITA and EBIT to net earnings

    -------------------------------------------------------------------------
                                                 Three months ended March 31
    (unaudited, in thousands of U.S. dollars)                 2007      2006
    -------------------------------------------------------------------------
    EBITA excluding unusual items                          $70,601   $81,673
    -------------------------------------------------------------------------
    Unusual items                                            1,020     9,665
    -------------------------------------------------------------------------
    EBITA(1)                                               $69,581   $72,008
    -------------------------------------------------------------------------
    Amortization of capital assets                          35,336    36,750
    Amortization of intangible assets                       16,227    15,906
    Amortization of deferred financing fees                      -     1,507
    -------------------------------------------------------------------------
    EBIT(2)                                                $18,018   $17,845
    -------------------------------------------------------------------------
    Interest expense                                        12,557    11,737
    Foreign exchange (gain) loss                              (496)   (2,373)
    Investment income                                       (1,615)     (855)
    Income taxes                                               400     1,311
    -------------------------------------------------------------------------
    Net earnings                                            $7,172    $8,025
    -------------------------------------------------------------------------
    (1) EBITA is defined herein as earnings before interest expense, interest income, income taxes, amortization, foreign exchange gain/loss and a write-off of deferred financing fees, and is a measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP).
        Accordingly, this measure may not be comparable with other issuers and should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with
        GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table above.

    (2) EBIT is defined herein as earnings before interest expense, interest income, income taxes and foreign exchange gain/loss, and is a measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under GAAP. Accordingly, this measure may not be comparable with other issuers and should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table above.
    >>

    Distributable cash

    Distributable cash is defined herein as adjusted cash flow from operations less the sum of capital expenditures and debt repayments and is a measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. Distributable cash is not a defined term under GAAP. Accordingly, this measure may not be comparable with other issuers and should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP.
The Fund excludes changes in non-cash working capital from the distributable cash amount due to the significant impact of the seasonality of the business.
The Fund believes this is the most meaningful presentation to the unitholders.

    <<
    -------------------------------------------------------------------------
                                                          Three months ended
    (unaudited, in thousands of U.S. dollars)                 March 31, 2007
    -------------------------------------------------------------------------
    Cash flow from operations                                       $119,408
    Deduct changes in non-cash working capital                       (61,957)
                                                         --------------------
    Adjusted cash flow from operations                               $57,451
    Less:
    Capital expenditures                                             (13,969)
    Debt repayments                                                   (3,608)
                                                         --------------------
    Distributable cash                                               $39,874
    Distributions declared                                           $40,722
    Payout ratio                                                        102%
    -------------------------------------------------------------------------
    >>

    May 8 conference call and webcast

    Cinram's management team will host a conference call to discuss its results on Tuesday, May 8, 2007, at 10:00 a.m. (ET). To participate, dial
(416) 644-3423 or 1-800-590-1817. The call will also be webcast live at
http://investors.cinram.com/.

    About Cinram

    Cinram International Inc., an indirect wholly-owned subsidiary of the
Fund, is one of the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and
Europe, Cinram International Inc. manufactures and distributes pre-recorded
DVDs, CDs and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Fund's units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the
S&P/TSX Composite Index. For more information, visit our website at
www.cinram.com.

    Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation
Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund, or results of the multimedia duplication/ replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Fund's products and services; multimedia
duplication/replication industry conditions and capacity; the ability of the
Fund to implement its business strategy; the Fund's ability to retain major customers; the Fund's ability to invest successfully in new technologies and other factors which are described in the Fund's filings with the securities commissions.

    <<
    INTERIM CONSOLIDATED BALANCE SHEETS
    (in thousands of U.S. dollars)

    -------------------------------------------------------------------------
                                                      March 31   December 31
                                                          2007          2006
                                                    (unaudited)
    -------------------------------------------------------------------------

    ASSETS
    Current assets:
      Cash and cash equivalents                    $   197,340   $   152,681
      Accounts receivable                              383,248       535,377
      Inventories                                       47,005        50,974
      Prepaid expenses                                  18,705        22,796
      Future income taxes                               21,571        21,494
    -------------------------------------------------------------------------
                                                       667,869       783,322

    Property, plant and equipment                      492,580       509,727
    Goodwill                                           329,923       329,949
    Intangible assets                                  166,853       182,582
    Deferred financing fees                                  -         5,147
    Other assets                                        17,055         2,548
    Future income taxes                                 17,315        17,346
    -------------------------------------------------------------------------
                                                   $ 1,691,595   $ 1,830,621
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND UNITHOLDERS' EQUITY
    Current liabilities:
      Accounts payable                             $   129,334   $   152,793
      Accrued liabilities                              245,920       308,471
      Distributions payable                             13,689        13,620
      Income taxes payable                               5,571        14,485
      Current portion of long-term debt                  6,914        10,617
      Current portion of obligations under
       capital leases                                      742           812
    -------------------------------------------------------------------------
                                                       402,170       500,798

    Long-term debt                                     657,690       664,875
    Obligations under capital leases                     3,333         3,412
    Other long-term liabilities                         31,207        31,025
    Derivative instruments                              11,319             -
    Future income taxes                                 61,078        62,428

    Unitholders' equity:
      Fund units                                       181,978       181,880
      Exchangeable limited partnership units             3,268         3,273
      Contributed surplus                                4,967         4,967
      Retained earnings                                226,326       260,030
      Accumulated other comprehensive income           108,259       117,933
    -------------------------------------------------------------------------
                                                       524,798       568,083
    -------------------------------------------------------------------------
                                                   $ 1,691,595   $ 1,830,621
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
    AND RETAINED EARNINGS
    (unaudited, in thousands of U.S. dollars, except per
    share/unit/exchangeable LP unit amounts)

    -------------------------------------------------------------------------
    Three months ended                                March 31      March 31
                                                          2007          2006
    -------------------------------------------------------------------------

    Revenue                                        $   443,946   $   447,827
    Cost of goods sold                                 367,405       366,036
    -------------------------------------------------------------------------
    Gross profit                                        76,541        81,791
    Selling, general and administrative expenses        41,276        36,868
    Amortization of intangible assets                   16,227        15,906
    Amortization of deferred financing fees                  -         1,507
    Unusual items                                        1,020         9,665
    -------------------------------------------------------------------------
    Earnings before the undernoted                      18,018        17,845
    Interest on long-term debt                          12,272        11,620
    Other interest                                         285           117
    Foreign exchange (gain) loss                          (496)       (2,373)
    Investment income                                   (1,615)         (855)
    -------------------------------------------------------------------------
    Earnings before income taxes                         7,572         9,336
    -------------------------------------------------------------------------
    Income taxes                                           400         1,311
    -------------------------------------------------------------------------
    Net earnings                                         7,172         8,025

    Retained earnings, beginning of period as
     previously reported                               260,030       317,121
    Change in accounting policy related to
     financial instruments                                (154)            -
    -------------------------------------------------------------------------
    Retained earnings, beginning of period
     as restated                                       259,876       317,121
    Distributions declared                             (40,722)            -
    Dividends declared                                       -        (1,487)
    -------------------------------------------------------------------------
    Retained earnings, end of period               $   226,326   $   323,659
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Earnings per unit or share:
      Basic                                        $      0.12   $      0.14
      Diluted                                             0.12          0.14
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Weighted average number of units and
     exchangeable LP units outstanding,
     (common shares up to May 5, 2006)
     (in thousands):
      Basic                                             58,358        57,304
      Diluted                                           58,411        57,998
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
    (unaudited, in thousands of U.S. dollars)

    -------------------------------------------------------------------------
    Three months ended                                March 31      March 31
                                                          2007          2006
    -------------------------------------------------------------------------
    Net earnings for the period                    $     7,172   $     8,025

    Other comprehensive income, net of tax:
      Unrealized gains (losses) on translating
       financial statements of self-sustaining
       foreign operations                                  159          (529)
      Gains (losses) on hedges of unrealized
       foreign currency translation gains                1,309           (54)
    -------------------------------------------------------------------------
      Unrealized foreign exchange translation
       gain (loss), net of hedging activities            1,468          (583)
      Net unrealized loss on derivatives
       designated as cash flow hedges                   (1,546)            -
      Net unrealized gain on derivatives
       designated as net investment hedges                 583             -
    -------------------------------------------------------------------------
    Other comprehensive income (loss)                      505          (583)
    -------------------------------------------------------------------------

    Comprehensive Income                           $     7,677   $     7,442
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
    (unaudited, In thousands of U.S. dollars)

    -------------------------------------------------------------------------
    Three months ended                                March 31      March 31
                                                          2007          2006
    -------------------------------------------------------------------------
    Cash provided by (used in):
    Operating Activities:
      Net earnings                                 $     7,172   $     8,025
      Items not involving cash:
        Amortization                                    51,563        54,163
        Future income taxes                             (1,557)        1,444
        Release of cumulative translation adjustment         -        (4,090)
        Non-cash interest expense                          297             -
        Other                                              (24)           80
      Change in non-cash operating working capital      61,957        24,175
    -------------------------------------------------------------------------
                                                       119,408        83,797
    Financing Activities:
      Transaction costs                                 (2,414)            -
      Repayment of long-term debt                       (3,608)      (41,893)
      Decrease in obligations under capital leases        (169)         (179)
      Issuance of units/common shares                       93            55
      Dividends paid                                         -        (1,487)
      Distributions paid                               (40,722)            -
    -------------------------------------------------------------------------
                                                       (46,820)      (43,504)
    Investing Activities:
      Purchase of property, plant and equipment        (13,969)      (12,927)
      Proceeds on disposition of property,
       plant and equipment                                  53            28
      Decrease (increase) in other assets              (14,507)        3,788
      Decrease (increase) in other long-term
       liabilities                                         182          (290)
    -------------------------------------------------------------------------
                                                       (28,241)       (9,401)
    Foreign exchange loss on cash held in
     foreign currencies                                    312           845
    -------------------------------------------------------------------------
    Increase in cash and cash equivalents               44,659        31,737
    Cash and cash equivalents, beginning of period     152,681        89,921
    -------------------------------------------------------------------------
    Cash and cash equivalents, end of period       $   197,340   $   121,658
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Supplemental cash flow information:
      Interest paid                                $    12,423   $    12,088
      Income taxes paid                                 11,274        10,623
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days.
    >>

    %CIK: 0000908262

    /For further information: Lyne Beauregard Fisher, Tel: (416) 321-7930,
lynefisher(at)cinram.com/
    (CRW.UN.)

CO:  Cinram International Income Fund

CNW 18:13e 07-MAY-07